Exhibit 99.1

FOR IMMEDIATE RELEASE

COMMUNICATIONS SYSTEMS, INC. REPORTS FIRST QUARTER 2017 FINANCIAL RESULTS

Minnetonka, MN – May 4, 2017 – Communications Systems, Inc. (NASDAQ: JCS) (“CSI” or the “Company”), a global provider of connectivity infrastructure and services for deployments of broadband networks, today announced financial results for the first quarter (“Q1”) ended March 31, 2017, including a discussion of results of operations by segment.

First Quarter 2017 Summary

●	Q1 2017 consolidated sales were $20.8 million, compared to $24.7 million in Q1 2016, and were lower primarily due to a decrease in sales to Suttle’s major communications customers and lower education revenue at JDL Technologies, offset partially by higher sales at Transition Networks.

●	Q1 2017 consolidated net loss was $1.5 million compared to a loss of $2.5 million in Q1 2016, and included $388,000 of costs associated with closing Suttle’s Costa Rica facility. Remaining losses were primarily driven by Suttle’s operating loss resulting from low margins due to pricing pressures from major telecommunications customers, declining legacy product sales volumes, lower international sales, and write off of obsolete inventory.

●	Transition Networks achieved significant year-over-year improvement in operating income, moving from a loss of $1.5 million in Q1 2016 to operating income of $146,000 in the current quarter. Improved results were due to Transition Networks’ 8% sales growth, improved margins due to product mix and lower SG&A resulting from cost reduction initiatives implemented in Q1 and Q2 of fiscal 2016.

●	JDL Technologies contributed $385,000 to consolidated operating income in Q1 2017 compared to $448,000 last year.

●	Q1 2017 net loss was $1.5 million, or $(0.17) per diluted share, compared to a net loss of $2.5 million, or $(0.28) per diluted share, in Q1 2016. Due to losses sustained in 2015 and 2016, we have applied a tax valuation allowance to the 2017 tax provision resulting in no tax benefit being booked.

CSI’s Chief Executive Officer Roger H.D. Lacey commented, “In Q1 2017, we continued our business transformation with strong new product sales1. Transition Networks in particular achieved better-than-expected sales and operating income driven primarily by strong new product sales. Its new product sales grew by 61% to $2.5 million, or approximately 28% of total sales for the quarter and looking ahead we continue to be excited about Transition Networks’ Power over Ethernet offerings.

“Suttle continues to be our biggest challenge as the business navigates the changing Enterprise communications marketplace, in which purchasing decisions are moving from a Tier 1 Telecom supplier dominated environment to one increasingly contested for by multiple suppliers ranging from CATV, to electrical contractors as well as traditional Telecom companies. This has meant a major shift for the business in pricing, distribution channels, and product feature sets to respond. As part of its recovery plan Suttle announced the closure of its Costa Rica facility. Manufacturing will now be concentrated in Hector Minnesota, allowing production flexibility and better on time delivery. As we announced in January our goal is to transfer all production by the end of the second quarter.

“JDL and Net2Edge both experienced some revenue decline quarter-over-quarter due to project revenue but together met their earnings expectations. As we implement our strategies to return CSI to profitable growth, our primary focus in 2017 will be Suttle and Net2Edge.

Mr. Lacey concluded “Our business transformation process continues, with new products changing the basis of our business. Improvements in internal operations have allowed for a continued strong balance sheet with our cash and investments position increasing by 8% from December 2016 and providing us the stability we need to return to sales and operating profit growth.”

1 “New product sales” represent sales from new products introduced within the last three years.

Q1 2017 Segment Financial Overview

Suttle

(in 000s)	Three Months Ended March 31
	2017	2016
Sales	$8,772	$11,789
Gross profit	1,058	2,045
Operating loss	(1,540)	(1,442)

Suttle’s sales decreased 26% to $8.8 million in Q1 2017, from $11.8 million in Q1 2016 due to continuing pricing pressure within the communications market, lower sales of its legacy products and lower international sales. Sales to the major communication service providers decreased 24% to $8.0 million in Q1 2017 from $10.6 million in Q1 2016. Gross margin as a percentage of sales decreased to 12.1% from 17.3% in the same period of 2016 primarily due to an increase in the obsolete inventory reserve. Suttle recorded $388,000 in restructuring expense related to the closing of its Costa Rica production facility. We expect the facility to be substantially closed in the second quarter of 2017 with shutdown activities extending into third quarter and total 2017 costs expected to be approximately $1.9 million.

Transition Networks

(in 000s)	Three Months Ended March 31
	2017	2016
Sales	$9,004	$8,330
Gross profit	3,885	3,183
Operating income / (loss)	146	(1,455)

Transition Networks’ Q1 2017 sales increased $674,000, or 8%, compared to Q1 2016, primarily due to strong sales to carrier customers. Sales in North America increased $821,000, or 13%, while international sales decreased $147,000, or 7%. Transition Networks’ operating income was $146,000 in Q1 2017, compared to an operating loss of $1.5 million in Q1 2016, reflecting cost cutting initiatives implemented last year and higher gross margin due to change in product mix.

JDL Technologies

(in 000s)	Three Months Ended March 31
	2017	2016
Sales	$2,864	$4,312
Gross profit	961	1,454
Operating income	385	448

JDL Technologies’ sales decreased 34% to $2.9 million in Q1 2017, from $4.3 million in Q1 2016. Revenue from the education sector declined 33% to $2.1 million in Q1 2017, from $3.1 million in Q1 2016, due to the gradual winding down of the current technology refresh cycle at JDL’s largest customer. Operating income remained relatively stable due to lower 2017 Q1 SG&A.

Net2Edge

(in 000s)	Three Months Ended March 31
	2017	2016
Sales	$357	$569
Gross profit	257	328
Operating loss	(451)	(403)

Net2Edge’s sales decreased 37% to $0.4 million in Q1 2017, from $0.6 million in Q1 2016, due to timing of customer projects.

Financial Condition

CSI’s balance sheet at March 31, 2017 included cash, cash equivalents and investments of $17.5 million and working capital of $43.4 million, compared to $16.2 million cash, cash equivalents and investments and $44.0 million working capital at December 2016.

Form 10-Q

For further information, please see the Company’s Form 10-Q, which the Company expects to file on or before May 5, 2017.

About Communications Systems

Communications Systems, Inc. provides connectivity infrastructure and services for global deployments of broadband networks. Focusing on innovative, cost-effective solutions, CSI provides customers the ability to deliver, manage, and optimize their broadband network services and architecture. From the integration of fiber optics in any application and environment to efficient home voice and data deployments to optimization of data and application access, CSI provides tools for maximum utilization of the network from the edge to the user. With partners and customers in over 50 countries, CSI has built a reputation as a reliable global innovator focusing on quality and customer service.

Forward-Looking Statements

This press release includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding future financial performance, future growth and future acquisitions. These statements are based on Communications Systems’ current expectations or beliefs and are subject to uncertainty and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive or regulatory factors, and other risks and uncertainties affecting the operation of Communications Systems’ business. These risks, uncertainties and contingencies are presented in the Company’s Annual Report on Form 10-K and, from time to time, in the Company’s other filings with the Securities and Exchange Commission. The information set forth herein should be read in light of such risks. Further, investors should keep in mind that the Company’s financial results in any particular period may not be indicative of future results. Communications Systems is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements, whether as a result of new information, future events, changes in assumptions or otherwise.

Contacts:

Communications Systems, Inc.

Mark D. Fandrich

Chief Financial Officer

952-582-6416

mark.fandrich@commsysinc.com

Roger H. D. Lacey

Chief Executive Officer

952-996-1674

Selected Income Statement Data
	Unaudited
	Three Months Ended
	Mar. 31, 2017	Mar. 31, 2016
Sales	$20,800,079	$24,666,444
Gross profit	$5,965,065	$6,769,018
Operating (loss) income	(1,459,828)	1,279,793
Loss before income taxes	(1,445,502)	(2,131,801)
Income tax expense	70,011	334,866
Net loss	$(1,515,512)	$(2,466,667)

Basic net loss per share	$(0.17)	$(0.28)
Diluted net loss per share	$(0.17)	$(0.28)
Cash dividends declared per share	$0.04	$0.16

Average basic shares outstanding	8,894,195	8,859,865
Average dilutive shares outstanding	8,894,195	8,859,865

Selected Balance Sheet Data

	Unaudited
	Mar. 31, 2017	Dec. 31, 2016
Total assets	$70,509,866	$73,177,016
Cash, cash equivalents & investments	17,539,600	16,248,550
Working capital	43,422,788	44,004,930
Property, plant and equipment, net	14,872,364	15,719,403
Long-term liabilities	200,822	176,161
Stockholders’ equity	60,089,870	61,632,692